22004557

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2022
Washington, DC

SEC FILE NUMBER
8-47891

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffin Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Ishioka (Name) (949) 270-9327 (Area Code – Telephone Number) rishioka@griffincapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BBD, LLP
(Name – if individual, state last, first, and middle name)

1835 Market Street, 3rd Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Griffin Capital Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Arizona
Maricopa County
Casey A Griffin
My Commission Expires 02/01/2023
Commission Number 558258

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

CONTENTS

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Griffin Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the ***"Company"***), as of December 31, 2021, and the related notes (collectively referred to as the ***"financial statement"***). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Griffin Capital Securities, LLC, as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("***PCAOB***") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as the Company's auditor since 2017.

Philadelphia, Pennsylvania
February 24, 2022

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	8,688,340
Due from Member		6,923
Accounts Receivable		50,723
Prepaid Expenses and Other Assets		1,482,906
TOTAL CURRENT ASSETS		10,228,892
DEFERRED COMPENSATION PLAN ASSETS		4,920,938
RIGHT OF USE ASSET		880,373
PROPERTY AND EQUIPMENT (Net)		48,814
TOTAL ASSETS	$	16,079,017

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Other Liabilities	$	4,031,310
TOTAL CURRENT LIABILITIES		4,031,310
OTHER LIABILITY:		
Deferred Compensation Plan		7,064,311
Lease Liability		971,296
TOTAL OTHER LIABILITIES		8,035,607
TOTAL LIABILITIES		12,066,917
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		4,012,100
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,079,017

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 1 - ORGANIZATION

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Company, LLC (Griffin and, formerly Griffin Capital Corporation). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities of the alternative investment products sponsored by Griffin. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Real Estate Fund (GIREX). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with GIREX, a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Credit Fund (Credit Fund). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

On October 14, 2020, the Company entered into a master placement agent agreement with Griffin Capital Qualified Opportunity Zone Fund II, L.P. (QOF II) as the exclusive master placement agent in connection with the distribution of limited partnership interests in a Delaware limited partnership, pursuant to a Confidential Private Placement Memorandum of QOF II dated October 13, 2020, as supplemented on July 12, 2021, September 13, 2021, October 22, 2021, and January 12, 2022. On September 3, 2021, the Company entered into the second amended and restated master placement agent agreement. QOF II concluded its offering on December 30, 2021 and terminated the dealer manager agreement in accordance with its terms.

On November 15, 2021, the Company entered into a master placement agent agreement with Griffin Capital Qualified Opportunity Zone Fund III, L.P. (QOF III) as the exclusive master placement agent in connection with the distribution of limited partnership interests in a Delaware limited partnership, pursuant to a Confidential Private Placement Memorandum of QOF III dated November 15, 2021.

The Company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2021, approximates its fair value.

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(c) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The Company did not record an allowance for doubtful accounts as of December 31, 2021.

d) FAIR VALUE MEASUREMENTS

The Company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2021, the Company's assets and liabilities subject to the provisions of ASC 820 included deferred compensation plan assets and liability, and the carrying amounts for each asset and liability approximated fair value.

(e) PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) OPERATING LEASE ASSET/LIABILITY

In February 2016, the Financial Accounting Standards Board (FASB) issued ASC 842, Leases (ASC 842) which amended the existing accounting standards for lease accounting and required most leases (including operating leases) to be capitalized on the statement of financial condition. Effective January 1, 2019, the Company adopted ASC 842 using the modified retrospective approach and elected to adopt the package of optional transition related practical expedients, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. Furthermore, the Company elected not to record assets and liabilities on its statement of financial condition for new or existing lease arrangements with terms of 12 months or less.

The Company is a lessee in several operating leases for office space and office equipment with lease terms greater than 12 months that are subject to this new standard (see Note 7 – Commitment and Contingencies). Right-of-use (ROU) assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the remaining lease term. The Company uses its incremental borrowing rate (IBR) as the discount rate in determining the present value of future lease payments, as the interest rates implicit in its lease arrangements were not readily determinable.

(g) REVENUE AND EXPENSE RECOGNITION

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, and there was no material impact on the recognition of revenue. Net commission revenues are earned when the sales of common stock and beneficial ownership interest have been executed. Sales commission and, in some instances, a marketing reallowance are disbursed to participating broker-dealers, resulting in net commission revenue in the accompanying statement of operations. Direct sales commission and marketing reallowance expense totaling $8,109,070, is deducted from gross sales commissions to derive Commission Revenue of $466,748 on the statement of operations. GIREX (70%) and CRDTX (17%) combined to contribute 87% of total net commission revenues. In accordance with the master placement agent agreement, the Company provides broker dealer services to Griffin Capital Qualified Opportunity Zone Fund, L.P. In exchange for services provided, the Company receives an annual account maintenance services fee at 0.1% per annum and calculated on Aggregate Grossed-Up Equity, as defined in the Agreement. For the year ended December 31, 2021, the Company earned $307,874 in account maintenance services fee revenue.

(h) INCOME TAXES

The Company is a limited liability company, with Griffin Capital, LLC as the sole member ("Member"). A single member limited liability company is considered to be a disregarded entity for Federal Income Tax purposes. Thus, the taxable income or loss of the Company is reflected on the tax return of the Member. The Company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2015 and state examinations for the years before 2013.

(i) SUBSEQUENT EVENTS

On December 1, 2021, Griffin Capital, LLC and Griffin Capital Asset Management Company, LLC ("GAMCO") entered into a Transaction Agreement with Apollo Global Management ("Apollo") and affiliates pursuant to which Apollo would acquire the Company and various subsidiaries owned in whole or in part by GAMCO, including the advisors to the Griffin Capital Institutional Access Real Estate Fund and GIA Credit Fund, and its affiliates, and the Company. The acquisition of the Company will occur on the last day of the month in which FINRA provides approval to transfer the Company to Apollo. As part of the transaction, employees of the Company and those that support GAMCO will terminate from the Company and GAMCO and be hired at Apollo.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 126,614
Office and Computer Equipment	286,747
Leasehold Improvements	184,923
TOTAL	598,284
Less: Accumulated Depreciation	(549,470)
NET PROPERTY AND EQUIPMENT	$ 48,814

Depreciation expense for the year ended December 31, 2021 was $28,351.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into a five year operating lease agreement with Griffin for use of phone equipment in Irvine, California. The lease expires in January 2023.

Effective September 1, 2013, the Company entered into an operating lease agreement with American Healthcare REIT to sub-lease the use of office space in Irvine, California. The lease expired in August 2018 and was extended through August 2021. During 2020, the lease was further extended through May 2025.

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

The Company is obligated under these related party operating leases as follows:

Year Ending December 31, 2021	Equipment	Office	Total
2022	$ 33,442	$ 119,165	$ 152,607
2023	2,787	122,744	125,531
2024	-	126,428	126,428
2025	-	53,325	53,325
TOTAL	$ 36,229	$ 421,662	$ 457,891

These related party operating leases are subject to the new lease accounting standards and additional disclosures are in Note 7 – Commitment and Contingencies.

For the year ended December 31, 2021, the related party rent expense for the office lease was $148,922 and the related party equipment expense was $33,442. The related party rent and equipment expenses are included as a component of general and administrative expenses on the statement of operations.

During the year ended December 31, 2021, the Company paid certain expenses on behalf of Griffin. The amount due from Griffin as of December 31, 2021 was $6,923, which was paid in January 2022.

During the year ended December 31, 2021, Griffin also provided the Company with certain general and administrative services. Griffin does not require the Company to provide compensation for these services.

NOTE 5 - DEFERRED COMPENSATION PLAN

(a) DEFERRED COMPENSATION PLAN LIABILITY

In 2014, the Company began to offer a deferred compensation plan (the "Plan") to certain employees that earn commission compensation. The Plan allows for participants to defer up to a maximum of 50.0% of total commissions earned during a Plan year, unless the plan documents are amended accordingly. Distributions from the Plan will occur on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the Company ("Payout Event"). These distributions will be paid within 90 days of the Payout Event.

Pursuant to the Plan, the Company will make an additional contribution upon the participant achieving a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The Company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The Company will accrue the additional contribution over the four year vesting period. The company contribution will be distributed on the fourth anniversary of the first day of the year for a given company contribution, and will be paid within 90 days of a Payout Event.

NOTE 5 - DEFERRED COMPENSATION PLAN (continued)

As of December 31, 2021, the Company had incurred a cumulative deferred compensation liability of $7,064,311, including $974,862 of contributions during 2021. As commissions earned are paid in arrears, additional deferred compensation contributions of $77,472 were made on January 7, 2022 and January 21, 2022, which apply to commissions earned and accrued in 2021. During 2021, the deferred compensation liability was adjusted for distributions, unrealized gains and losses and monthly accruals of the company contribution. During 2021, the Company processed distributions in the amount of $592,298 for former participants.

In connection with the pending sale of the Company and affiliates, as discussed in Note 2(i) Subsequent Events, deferrals under the Plan ceased as of January 1, 2022. With respect to the transitioning employees, pursuant to the terms of the Plan, a change in control or termination of employment from the Company necessitates a liquidation of deferred compensation balances. As the sale of the Company is considered a change in control, distribution of account balances will be made within 90 days following the closing date of the sale of the Company to Apollo. The Company elected to accelerate the vesting of all unvested contributions made by the Company, resulting in a $876,476 increase to the Company match portion of the deferred compensation liability.

The Company measures the deferred compensation liability at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation plan liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

Balance at January 1, 2021	$	4,873,575
Contributions		974,862
Distributions		(592,298)
Gain/(Loss)		630,230
Company Match (inclusion of forfeitures and distributions)		1,177,942
BALANCE AT DECEMBER 31, 2021	$	7,064,311

(b) DEFERRED COMPENSATION PLAN ASSETS

For purposes of matching the deferred compensation liability, the Company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the Company may allocate deferred compensation and COLI premiums, respectively. The plan documents do not require the Company to fund the liability until a Payout Event occurs, as discussed above.

NOTE 5 - DEFERRED COMPENSATION PLAN (continued)

During September 2018, certain COLI contracts were surrendered and the proceeds were deposited into a trust account that was established by Griffin. The trust cash balance was $1,017,444 as of December 31, 2020 and the Company funded the trust account with an additional $1,216,694 from operating cash in April 2021 to cover the difference between the deferred compensation liabilities and assets. During May 2021, the Company funded $1,303,452 of COLI premiums from the trust account. The remaining trust cash balance was $930,686 and, during October 2021, the Company reallocated the cash balance into exchange traded funds and mutual funds consistent with the deferred compensation plan liability. The trust account balance was $983,257 as of December 31, 2021 and is included in the deferred compensation assets balance on the Statement of Financial Condition. The 2017 Plan distributions became fully vested on January 1, 2022 and the Company funded these distributions in the amount of $918,902 from operating cash during February 2022. In addition, there was a 2019 plan year distribution processed from the Executive plan in the amount of $78,933.

The insurance policies are recorded at their net cash surrender values, as reported by the issuing insurance companies. The valuation of these investments can fluctuate depending on changes in market interest rates and equity values. The net changes in market valuation and normal insurance expenses are reflected in the accompanying statement of operations. The net effect of these changes in 2021 resulted in income of $368,148. The investment in corporate owned insurance balance was $3,937,681 as of December 31, 2021.

The Company measures the deferred compensation plan assets at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the COLI is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves. The fair value of the trust assets are determined by Level 1 inputs, utilizing quoted prices in active markets for identical assets or liabilities.

The deferred compensation plan assets balance, consisting of COLI and trust assets, was $4,920,938 as of December 31, 2021.

NOTE 6 - EMPLOYEE BENEFIT PLAN

Employees of the Company are eligible to participate in the Griffin Capital Corporation 401(k) plan, upon achieving certain eligibility requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The Company made a matching contribution of $319,088 for the year ended December 31, 2021.

NOTE 6 - EMPLOYEE BENEFIT PLAN (continued)

Pursuant to the plan, the Company will make employer matching contributions equal to 50% of the first 6% of elective contributions. The employer match contributions, along with earnings, is subject to the following vesting schedule

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

(a) LITIGATION

In the ordinary course of doing business, the Company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which, from time to time, may have an impact on operating results. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b) GUARANTEES

FASB ASC 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability

(c) OPERATING LEASE

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expired in August 2018 and was extended through February 2024. Rent expense for the year ended December 31, 2021 was $238,986.

NOTE 7 – COMMITMENTS AND CONTINGENCIES – (continued)

The Company is obligated under this third party operating lease and related party operating leases (Note 4) as follows:

Year ending December 31, 2021	Equipment	Office	Total
Operating lease - Third party			
2022	$ -	$ 249,496	$ 249,496
2023	-	254,861	254,861
2024	-	42,626	42,626
Total future minimum rental payments	-	546,983	546,983
Less:			
Imputed interest	-	(21,378)	(21,378)
Prepayments	-	(60,560)	(60,560)
Right-of-use asset - Third Party	-	465,045	465,045
Operating lease - Related party (Note 4)			
2022	33,442	119,165	152,607
2023	2,787	122,744	125,531
2024	-	126,428	126,428
2025	-	53,325	53,325
Total future minimum rental payments	36,229	421,662	457,891
Less:			
Imputed interest	81	(17,382)	(17,301)
Prepayments	-	(25,262)	(25,262)
Right-of-use asset - Related Party	36,310	379,018	415,328
Total Right-of-use asset	$ 36,310	$ 844,063	$ 880,373

The Company adopted ASC 842 on January 1, 2019. The primary impact of applying ASC 842 was the initial recognition of a $1,695,686 lease liability and a $1,613,291 ROU asset on the Company's financial statements, for leases classified as operating leases under ASC 840, using an incremental borrowing rate of 3.51%. There is no cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019. The related party office lease in Irvine, CA (Note 4) was further extended through May 2025 and remeasured on June 1, 2020 using an incremental borrowing rate of 2.37%. As of December 31, 2021, the Company had a $971,296 lease liability and a $880,373 ROU asset on its statement of financial condition.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,735,316, a minimum net capital requirement of $417,707 and a ratio of aggregate indebtedness to net capital of 3.61 to 1.

NOTE 9 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. As of December 31, 2021, the company has an accumulated loss of $207,706,640, which is largely offset by financial support in the form of contributions from past stockholders and Griffin in the net amount of $211,718,740. Management believes that it can continue to obtain additional capital investments to adequately fund future operations of the Company, as evidenced by the $38,700,000 of contributed capital disclosed in the Statement of Operations and Member's Equity.

NOTE 10 – COVID-19

There are current uncertainties in the economy related to the COVID-19 outbreak that emerged in early 2020, which have led to increased market volatility. The period over which such volatility will persist, as well as any longer term adverse effects on the world economies and markets, is difficult to predict as the situation is still evolving. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19, and the extent of such impact will depend on how long the pandemic continues and other factors, including impact of the vaccine and effect on world economies and markets.